SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  ____________________________________________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               GlycoGenesys, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37989P10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 10, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  37989P10
----------------- --------------------------------------------------------------
      (1)         NAME OF REPORTING PERSONS
                  Elan Corporation, plc
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
----------------- --------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
----------------- --------------------------------------------------------------
      (3)         SEC USE ONLY

----------------- --------------------------------------------------------------
      (4)         SOURCE OF FUNDS (See Instructions)
                  WC, OO
----------------- --------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
----------------- --------------------------------------------------------------
      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ireland
----------------- --------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              0
                  ------ -------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               14,198,049
                  ------ -------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
                  ------ -------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         14,198,049
----------------- --------------------------------------------------------------
      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  14,198,049
----------------- --------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
----------------- --------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23.5%
----------------- --------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
----------------- --------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  37989P10
----------------- --------------------------------------------------------------
      (1)         NAME OF REPORTING PERSONS Elan International Services, Ltd.
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
----------------- --------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
----------------- --------------------------------------------------------------
      (3)         SEC USE ONLY

----------------- --------------------------------------------------------------
      (4)         SOURCE OF FUNDS (See Instructions)
                  WC, OO
----------------- --------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
----------------- --------------------------------------------------------------
      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
----------------- ------ -------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              0
                  ------ -------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               14,198,049
                  ------ -------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
                  ------ -------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         14,198,049
----------------- --------------------------------------------------------------
      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  14,198,049
----------------- --------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
----------------- --------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23.5%
----------------- --------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
----------------- --------------------------------------------------------------

Item 1. Security and Issuer.

     Common Stock, $0.01 par value (the "Common Stock"), of GlycoGenesys, Inc. (the "Issuer"), a Nevada corporation whose principal offices are located at Park Square Building, 31 St. James Avenue, 8th Floor, Boston, Massachusetts 02116.

Item 2. Identity and Background.

     This Schedule 13D is filed by Elan Corporation, plc, an Irish public limited company ("Elan"), and its direct wholly-owned subsidiary, Elan International Services, Ltd., a Bermuda exempted limited liability company ("EIS"). Elan's principal place of business is Lincoln House, Lincoln Place, Dublin 2, Ireland. Elan is a worldwide biopharmaceutical company. EIS's principal place of business is 102 St. James Court, Flatts, Smiths, FL 04 Bermuda. EIS is an investment and holding company.

     Schedule A to this Schedule 13D sets forth the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship or place of organization of each executive officer, director and controlling person of Elan and EIS.

     During the last five years, neither Elan, EIS nor any person identified on Schedule A to this Schedule 13D: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On July 10, 2001, pursuant to a Securities Purchase Agreement dated June 22, 2001 (the "Securities Purchase Agreement"), EIS acquired (a) 2.7 million shares of the Common Stock of the Issuer, (b) 4,944.44 shares of Series A Preferred Stock, $0.01 par value, of the Issuer (the "Series A Preferred Stock"), (c) 1,116.79 shares of Series C Preferred Stock, $0.01 par value, of the Issuer (the "Series C Preferred Stock") and (d) a warrant to purchase initially up to 381,679 shares of Common Stock (the "2001 Warrant"). The aggregate purchase price, paid in cash, for the above-referenced securities was $17,015,000, $12,015,000 of which represented the purchase price for the Series A Preferred Stock and $5,000,000 which represented the purchase price for the shares of Common Stock, the Series C Preferred Stock and the 2001 Warrant. General corporate funds were used in acquiring the above-referenced securities.

     At the time of issuance, the Series A Preferred Stock accrued paid-in-kind dividends at an annual rate of 7%, compounded annually.

     Each share of the Series A Preferred Stock acquired pursuant to the Securities Purchase Agreement became convertible at the option of the holder at any time after July 10, 2003 into 1,000 shares of Common Stock at a conversion price per share of $2.43, subject to customary antidilution adjustments.

     The Series C Preferred Stock does not bear dividends. Each share of the Series C Preferred Stock became convertible at the option of the holder at any time after July 10, 2003 into 1,000 shares of Common Stock, subject to customary antidilution adjustments for no additional consideration.

     The 2001 Warrant was at the time of issuance and is immediately exercisable for 381,679 shares of Common Stock, at an exercise price of $2.43 per share, subject to antidilution adjustments and expires on July 10, 2006. The antidilution adjustments were amended pursuant to the Agreement and Amendment, effective as of July 10, 2001, and the Termination Agreement, as defined below.

     On December 31, 2001, pursuant to the Securities Purchase Agreement, EIS purchased 862.70647 shares of Series B Convertible Preferred Stock of the Company, $0.01 par value ("Series B Preferred Stock") at a price per share of $1,700. General corporate funds were used in acquiring such securities.

     On May 7, 2002, pursuant to the Securities Purchase Agreement, EIS purchased 599.84706 shares of Series B Preferred Stock at a price per share of $1,700. General corporate funds were used in acquiring such securities.

     On August 15, 2002, pursuant to the Securities Purchase Agreement, EIS purchased 832.12450 shares of Series B Preferred Stock at a price per share of $1,700. General corporate funds were used in acquiring such securities.

     On December 18, 2002, pursuant to the Securities Purchase Agreement and the Termination Agreement (as defined below), EIS purchased 1,176.47059 shares of Series B Preferred Stock at a price per share of $1,700. General corporate funds were used in acquiring such securities.

     The Series B Preferred Stock accrues dividends at a rate of 7% per annum, compounded annually on December 31. Dividends are payable in kind at a price per share of $1,700 on December 31 of each year, provided such dividends are not declared or paid without the prior written consent of the holder. No dividends have been paid on the Series B Preferred Stock. Each share of the Series B Preferred Stock became convertible at the option of the holder at any time after December 31, 2003 into such number of shares of Common Stock as is determined by dividing the original issue price of $1,700 plus the amount of any accrued and unpaid dividends thereon by $1.70, subject to antidilution adjustments. The antidilution adjustments were amended pursuant to the Termination Agreement, as defined below.

     At the time of entering into the Securities Purchase Agreement, the Issuer and Elan formed SafeScience Newco, Ltd. ("SafeScience Newco") pursuant to which they entered into a joint venture relationship (the "Joint Venture"). In certain circumstances, the Series A Preferred Stock was exchangeable into securities of SafeScience Newco.

     EIS was granted a preemptive right (the "Preemptive Right") in the Securities Purchase Agreement to participate in any equity financing, any financing involving securities convertible or exchangeable for equity, or any grant of options, warrants or other rights to purchase capital stock of the Company.

     On January 21, 2002, pursuant to the Preemptive Right and in connection with a private placement by the Issuer, EIS subscribed for and purchased 597,205 shares of Common Stock at a purchase price of $1.79 per share and, in connection therewith, received at no additional consideration, a warrant (the "First 2002 Warrant") to purchase 447,904 shares of Common Stock, at an exercise price of $2.15 per share, and a warrant (the "Second 2002 Warrant" and, collectively with the 2001 Warrant and the First 2002 Warrant, the "Warrants") to purchase 149,301 shares of Common Stock, at an exercise price of $0.01 per share.

     On December 18, 2002, Elan Corporation, plc, EIS and the Issuer executed a Termination Agreement (the "Termination Agreement"), pursuant to which, among other things (i) certain agreements between Elan and the Issuer relating to the Joint Venture were terminated, (ii) EIS purchased 1,176.47059 shares of Series B Preferred Stock at a price per share of $1,700, as described above, (iii) the exchange feature of Issuer's Series A preferred stock, which allowed Elan to exchange the Series A preferred stock into securities of SafeScience Newco was cancelled, (iv) the Preemptive Right was eliminated and (v) the Issuer issued to EIS 1209.07035 shares of Series A Preferred Stock, which will become convertible on December 18, 2004, in settlement of all mandatory paid-in-kind dividends for the period from July 11, 2001 to September 30, 2004 on the Series A Preferred Stock and the obligation of the Issuer to pay dividends subsequent to September 30, 2004 on the Series A Preferred Stock was terminated.

     On January 14, 2004, EIS exercised the Second 2002 Warrant at an exercise price of $0.01 per share and received 149,301 shares of Common Stock.

Item 4. Purpose of the Transaction.

     EIS acquired the Securities described in Item 3 for the purpose of making an investment in the Company and in connection with the Termination Agreement.

     The 2001 Warrant is exercisable for 381,679 shares of Common Stock, at an exercise price of $2.43 per share, subject to customary antidilution adjustments at any time on or prior to July 10, 2006.

     The First 2002 Warrant is exercisable for 447,904 shares of Common stock, at an exercise price of $2.15 per share, subject to customary antidilution adjustments at any time on or prior to January 21, 2007.

     Each share of Series A Preferred Stock, including the Series A Preferred Stock issued as paid-in-kind dividends, is convertible into 1,000 shares of Common Stock at a price per share equal to $2.43, subject to customary antidilution adjustments. Each share of Series A Preferred Stock acquired on July 10, 2001 is currently convertible and each share of Series A Preferred Stock acquired on December 18, 2002 becomes convertible on December 18, 2004.

     Each share of Series B Preferred Stock, including any shares that may be issued as paid-in-kind dividends, is convertible at any time into such number of shares of Common Stock as is determined by dividing the original issue price of $1,700 plus the amount of any accrued and unpaid dividends thereon by $1.70.

     Each share of Series C Preferred Stock is convertible into 1,000 shares of Common Stock at no additional consideration.

     The Issuer has granted to EIS certain registration rights for the shares of Common Stock held by Elan and for the shares of Common Stock issuable upon exercise or conversion of the Warrants, the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock.

     EIS and the Issuer agreed in the Securities Purchase Agreement that for so long as EIS owns at least 10% of the shares of Common Stock (assuming the exercise or conversion by EIS and its affiliates of any warrants or convertible securities), EIS will have the right (which right is assignable by EIS and its assignees and transferees, subject to the prior approval of the Company, such approval not to be unreasonably withheld, conditioned or delayed) to nominate one member to the Issuer's Board of Directors. The Issuer will take all necessary or appropriate steps to effect the appointment and any replacement of EIS's designee.

     The Securities Purchase Agreement, as amended by the Termination Agreement, provides that the Issuer shall not without the prior written consent of EIS: (i) enter into any material transaction with a director, officer or more than 20% beneficial owner of Common Stock other than on an arm's length basis or (ii) otherwise vary from a primary biotechnology/pharmaceutical business focus.

     EIS has a present intention to sell up to 3.3 million shares of the Common Stock from time to time in open market transactions, subject to market conditions. EIS expects to evaluate its investment in the Issuer on an ongoing basis and EIS may determine to change its investment intent with respect to the Issuer at any time in the future. In determining from time to time whether to sell or to retain its holdings of remaining securities of the Issuer, EIS will take into consideration such factors as it deems relevant, including the market price of the Common Stock, conditions in the securities markets generally, the Issuer's financial condition, business and prospects and general economic conditions. EIS reserves the right to dispose of all or a portion of its holdings of securities of the Issuer in public or private transactions and/or to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its position in the securities of the Issuer. Any such transaction may be effected at any time or from time to time.

     Other than as set forth above in Item 3 or this Item 4, Elan has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The foregoing descriptions of the Securities Purchase Agreement and the Termination Agreement do not purport to be complete and are qualified in their entirety by reference to the full text thereof. The Securities Purchase Agreement and the Termination Agreement are incorporated by reference herein.

Item 5. Interest in Securities of Issuer.

     (a) As of January 22, 2004, Elan (indirectly) and EIS (directly) each beneficially owned 14,198,049 shares of Common Stock, representing 23.5% of the outstanding shares of Common Stock (based on 49,636,397 shares of Common Stock outstanding on January 15, 2004 plus 10,751,543 shares issuable upon exercise or conversion of the Warrants, the Series A Preferred Stock, Series B Preferred Stock, including 389,581 shares issuable upon conversion of accrued but unpaid dividends on the Series B Preferred Stock as of January 22, 2004, and the Series C Preferred Stock).

     (b) As of January 22, 2004, each of Elan and EIS has the shared voting and dispositive power over 14,198,049 shares of Common Stock. Neither Elan nor EIS has sole voting or dispositive power over shares of Common Stock.

     (c) On January 14, 2004, EIS exercised the Second 2002 Warrant at an exercise price of $0.01 per share and received 149,301 shares of Common Stock.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in Items 3 and 4, there are no contracts, arrangements, understandings or relationships described in Item 6 of Schedule 13D.

Item 7.  Material to Be Filed as Exhibits.

1.   Joint Filing Agreement.(1)

2.   Securities Purchase Agreement, dated June 22, 2001.(2)

3.   Registration Rights Agreement, dated June 22, 2001.(3)

4.   Warrant to Purchase Shares of Common Stock, dated July 10, 2001.(4)

5.   Subscription Agreement, dated January 11, 2002.(1)

6.   Warrant to Purchase 447,904 Shares of Common Stock, dated January 21,
     2002.(1)

7.   Warrant to Purchase 149,301 Shares of Common Stock, dated January 21,
     2002.(1)

8.   Termination Agreement, dated December 18, 2002.(5)

9.   Agreement and Amendment, dated July 10, 2001.(1)


----------

1    Filed herewith.

2 Filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K on June 29, 2001 (the "June 8-K") and incorporated by reference herein.

3    Filed as Exhibit 10.5 to the June 8-K and incorporated by reference herein.

4    Filed as Exhibit 10.7 to the June 8-K and incorporated by reference herein.

5 Filed as Exhibit 10.1 of the Issuer's 10-K dated April 11, 2003 and incorporated by reference herein.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2004



                              ELAN CORPORATION, PLC



                              By:  /s/ Shane Cooke
                                   -----------------------------------
                                   Name:  Shane Cooke
                                   Title: CFO


Dated:  January 22, 2004



                              ELAN INTERNATIONAL SERVICES, LTD.



                              By:  /s/ Kevin Insley
                                   ------------------------------------
                                   Name:  Kevin Insley
                                   Title:    President and Chief
                                             Financial Officer

                                   SCHEDULE A

The (a) name, (b) state or other place of its organization, (c) principal business, (d) address of its principal business and (e) address of its principal office of Elan is set forth below:

         (a) Elan Corporation, plc, (b) Ireland, (c) a worldwide biopharmaceutical company, (d) Lincoln House, Lincoln Place, Dublin 2, Ireland, and (e) Lincoln House, Lincoln Place, Dublin 2, Ireland.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Armen, Boushel, Crowley, Gillespie, Groom, McGowan, McIntyre, McLaughlin, Selkoe, Thornburgh and Tully and Ms. Gray) of Elan are set forth below:

1. (a) G. Kelly Martin, (b) 345 Park Avenue, New York, New York 10154, (c) President and Chief Executive Officer, and (d) United States.

2. (a) Shane Cooke, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

3.   (a) William F. Daniel (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Executive Vice President and Company Secretary, and (d) Ireland.

4. (a) Jean Duvall, (b) 800 Gateway Blvd., South San Francisco, CA 94080, (c) Executive Vice President and General Counsel, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Martin and Daniel) of Elan are set forth below:

1. (a) Garo A. Armen, Ph.D., (b) 630 Fifth Avenue, Suite 2167, New York, New York 10111, (c) Chairman of the Board and Chief Executive Officer of Antigenics, Inc., and (d) United States.

2. (a) Brendan E. Boushel, (b) 9 Upper Mount Street, Dublin 2, Ireland, (c) Retired, and (d) Ireland.

3. (a) Laurence G. Crowley, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Governor (Chairman) Bank of Ireland, and (d) Ireland.

4. (a) Alan R. Gillespie, Ph.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Chairman, Ulster Bank Limited, and
     (d) United Kingdom.

5. (a) Ann Maynard Gray, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

6. (a) John Groom, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

7. (a) Kieran McGowan, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place Dublin 2, Ireland, (c) Retired, and (d) Ireland.

8. (a) Kevin McIntyre, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Associate Clinical Professor of Medicine at Harvard Medical School, and (d) United States.

9.   (a) Kyran McLaughlin, (b) Davy House, 49 Dawson Street, Dublin 2, Ireland,
     (c) Head of Equities and Corporate Finance, Davy Stockbrokers, and (d) Ireland.

10. (a) Dennis J. Selkoe, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Professor of Neurology and Neuroscience at Harvard Medical School, and (d) United States.

11. (a) Richard L. Thornburgh, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Counsel to the law firm of Kirkpatrick & Lockhart LLP, and (d) United States.

12. (a) Daniel P. Tully, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EIS are set forth below:

1. Kevin Insley, (b) c/o 102 St. James Court, Flatts, Smiths Bermuda, (c) Director, President and Chief Financial Officer, and (d) United Kingdom.

2. (a) Debra Moore Buryj, (b) c/o 102 St. James Court, Flatts, Smiths, Bermuda, (c) Director and Vice President and, (d) United States.

3. (a) David J. Doyle, (b) c/o Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, (c) Director of EIS, and principal occupation is lawyer, law firm of Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and (d) Bermuda.

                                  EXHIBIT INDEX

                                                                        Page No.

1.    Joint Filing Agreement(1)...............................................

2.    Securities Purchase Agreement, dated June 22, 2001.(2)..................

3.    Registration Rights Agreement, dated June 22, 2001.(3)..................

4.    Warrant to Purchase Shares of Common Stock, dated July 10, 2001.(4).....

5.    Subscription Agreement, dated January 11, 2002.(1)

6.    Warrant to Purchase 447,904 Shares of Common Stock, dated January 21,
      2002.(1)

7.    Warrant to Purchase 149,301 Shares of Common Stock, dated January 21,
      2002.(1)..............................................................

8.    Termination Agreement, dated December 18, 2002(5)......................

9.    Agreement and Amendment, dated July 10, 2001.(1)......................



----------

1    Filed herewith.

2 Filed at Exhibit 10.1 of the Issuer's Current Report on Form 8-K on June 29, 2001 (the "June 8-K") and incorporated by reference herein.

3    Filed as Exhibit 10.5 of the June 8-K and incorporated by reference herein.

4    Filed as Exhibit 10.7 of the June 8-K and incorporated by reference herein.

5 Filed as Exhibit 10.1 of the Issuer's Form 10-K dated April 11, 2003 and incorporated by reference herein.

                             JOINT FILING AGREEMENT


     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of GlycoGenesys, Inc., dated as January 22, 2004, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Dated:  January 22, 2004
                              ELAN CORPORATION, PLC


                              By: /s/ Shane Cooke
                                  ---------------------------------
                                  Name:  Shane Cooke
                                  Title:    CFO

Dated:  January 22, 2004
                              ELAN INTERNATIONAL SERVICES, LTD.


                              By: /s/ Kevin Insley
                                  ----------------------------------
                                  Name:  Kevin Insley
                                  Title:    President and Chief
                                            Financial Officer